BY EDGAR

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

October 25, 2013

Re:	ASC Acquisition LLC
Registration Statement Filed on Form S-1
Registration No. 333-190998

Dear Mr. Riedler:

In connection with the above-captioned Registration Statement, we wish to advise you that between October 15, 2013 and the date hereof the number of Preliminary Prospectuses dated October 15, 2013 that were furnished to 9 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3,700.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on October 29, 2013 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Lee Stettner
	Name:	Lee Stettner
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert Jackey
	Name:	Robert Jackey
	Title:	Vice President